Exhibit 99.2

Evoqua and Giotto Enter Agreement for Distribution of Evoqua’s Memcor® UF & MBR Membrane Products

PITTSBURGH (USA), April 11, 2018 - Evoqua Water Technologies Ltd., a wholly-owned subsidiary of Evoqua Water Technologies Corp., and Giotto Water S.r.l. have entered into an exclusive agreement in relation to the distribution of Evoqua’s Memcor® product range in Europe. Under the terms of the agreement Giotto will have exclusive rights to market and sell Memcor ultrafiltration and Membrane Bioreactor (MBR) products in select territories throughout Europe.

“We are delighted to enter into this agreement with Giotto for our Memcor product range,” said Ben Soucy, VP/General Manager of Evoqua’s Memcor division. “As a global leader, Memcor has a rich history and strong installed base, especially our MBR offerings throughout Italy. We are excited to leverage the additional local reach and expertise of Giotto within Italy and other European markets we are not currently serving.”

Evoqua has more than 20 MBR installations operating in Italy, including one of the largest in Europe at Santa Giustina in Rimini, treating an average daily flow of 76 million liters (Rimini Case Study).

For many Italian municipalities, particularly in coastal areas that depend on good quality water to support tourism and agriculture, industries vital to their economy, high-quality treated water coupled with a small footprint afforded by the MBR technology makes it a leading choice for wastewater treatment in recent years.

Global MBR growth rates are largely driven by the need to process more wastewater in less space. As membrane technology has advanced it has become a reliable and accepted barrier for pathogen removal making MBRs an important platform for water reuse, providing water security for thriving economies.

“With this agreement, Giotto Water completes its products portfolio as a technology partner,” said Enzo Bina, Managing Director of Giotto Water Srl. “For Giotto Water this agreement is very important, as it allows us to combine our traditional equipment offering with one of the more strategic technologies in the Italian and European markets. The industry leading position of the Memcor membranes, coupled with the proven global references in municipal and industrial applications, will give us the possibility to provide a complete and state-of-the-art, full-service solution to our customers.”

In a separate transaction, Evoqua has sold all the remaining operations of its former Italy business, including customer contracts, to Giotto.

About Evoqua Water Technologies
Evoqua Water Technologies is a leading provider of mission critical water treatment solutions, offering services, systems and technologies to support its customers’ full water lifecycle needs. Evoqua Water Technologies has worked to protect water, the environment and its employees for more than 100 years, earning a reputation for quality, safety and reliability around the world. Headquartered in Pittsburgh, Pennsylvania, Evoqua operates 160 locations in eight countries and, with over 200,000 installations and 87 service branches, holds leading positions in the North American industrial, commercial and municipal water treatment markets, serving more than 38,000 customers worldwide. For more information, visit www.evoqua.com

About Giotto Water S.r.l.
GIOTTO WATER operates all over the world in the environmental field for over 40 years, with a wide product portfolio of specific technologies and solutions for treatment of water, wastewater and sludge for both municipal and industrial applications. Giotto Water’s goal is to improve the treatment processes, enabling Customers to optimize their systems by treating the water for re-use, by reducing the production of sludge and by proposing solutions for energy recovery and valorization of the sludge. Its portfolio includes, in addition to the traditional “SERNAGIOTTO” product line, systems for secondary biological treatment and tertiary filtration of wastewater treatment plants. Giotto Water’s mission is to satisfy Customer’s requirements, starting from the design phase through installation and aftermarket assistance, with its spare parts stock and experienced service team. For more information, visit www.giottowater.com

Contacts:
Media                        Investors
Kevin G. Lowery                Dan Brailer
724-772-1527 (office)                724-720-1605 (office)
724-719-1475 (mobile)            (412) 977-2605 (mobile)
kevin.lowery@evoqua.com            dan.brailer@evoqua.com